# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maase Inc., CIK 0001750264
CUSIP: G4453R115
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Address of issuer's principal executive offices: Building 48, Zhixin Manufacturing Valley, No. 52 Yangzhou Rd, Economic Dev., Zone, Laixi, Qingdao, Shandong, China (F4), 266000
Date of event which requires filing of this statement: 08/05/2026
Filed by CIK 0002083028
Persons authorized to receive notices and communications: WJ Management Company Limited, c/o Dejun Yu ROOM 1202, Tower A, New, Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong (K3), 999077, 852- 6194 4231

## Reporting persons
- WJ Management Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 64,439,951; shared voting power 0; sole dispositive power 64,439,951; shared dispositive power 0; aggregate amount beneficially owned 64,439,951 (14.57% of the class)
  Comment: Note to Row 7, 9, 11: Includes 64,439,951 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by WJ Management Company Limited. Note to Row 13: The percentage calculation is based on 442,175,578 ordinary shares (excluding treasury shares), comprising of 435,508,910 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of August 5, 2026 according to records of the Issuer.
- YU DEJUN (CIK 0002083028): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 64,439,951; shared voting power 0; sole dispositive power 64,439,951; shared dispositive power 0; aggregate amount beneficially owned 64,439,951 (14.57% of the class)
  Comment: Note to Row 7, 9, 11: Includes 64,439,951 Class A ordinary shares, par value $0.09 per share, of the Issuer held by WJ Management Company Limited. WJ Management Company Limited is wholly owned by Dejun Yu. Note to Row 13: The percentage calculation is based on 442,175,578 ordinary shares (excluding treasury shares), comprising of 435,508,910 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of August 5, 2026 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Name of issuer: Maase Inc.
Address of issuer's principal executive offices: Building 48, Zhixin Manufacturing Valley, No. 52 Yangzhou Rd, Economic Dev., Zone, Laixi, Qingdao, Shandong, China (F4), 266000
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the prior statement on Schedule 13D as filed on September 16, 2025 (the "Original 13D"), Amendment No. 1 to Schedule 13D as filed on October 30, 2025, Amendment No. 2 to Schedule 13D as filed on December 30, 2025, and Amendment No. 3 to Schedule 13D as filed on January 16, 2026 (the Original 13D as amended and supplemented, this "Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.09 per share (the "Class A Ordinary Shares") of Maase Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Building 48, Zhixin Manufacturing Valley Industrial Park, No. 52 Yangzhou Road, Economic Development Zone, Laixi, Qingdao, Shandong, F4, 266000.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of this Schedule 13D is hereby amended and supplemented to add the following: The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 64,439,951 Class A Ordinary Shares directly held by WJ Management Company Limited which is 100% owned by Dejun Yu. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Yu will be deemed to beneficially own all of the Ordinary Shares of the Issuer held by WJ Management Company Limited. The Reporting Persons' aggregate percentage of beneficial ownership is 14.57% and it represents 5.85% of the voting power of the Issuer. Percentage of beneficial ownership of Reporting Persons is based on 442,175,578 ordinary shares (excluding treasury shares), comprising of 435,508,910 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of August 5, 2026, according to records of the Issuer. Each Class A Ordinary Share is entitled to one (1) vote while each Class B Ordinary Share is entitled to one hundred (100) votes on any and all matters submitted for a vote. The change in the Reporting Persons' beneficial ownership reflects the disposal by WJ Management Company Limited of 18,609,988 Class A Ordinary Shares on August 5, 2026 in a privately negotiated transaction.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) of this Schedule 13D is hereby amended and supplemented to add the following:

On August 5, 2026, WJ Management Company Limited disposed of 18,609,988 Class A Ordinary Shares of the Issuer to certain investor in a privately negotiated transaction for a total consideration of US$111,659,928.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- WJ Management Company Limited: /s/ Dejun Yu, Dejun Yu/Director (08/14/2026)
- YU DEJUN: /s/ Dejun Yu, Dejun Yu (08/14/2026)